ASX Symbol:  AGY

May 26, 2006

ANNUAL GENERAL MEETING

The annual general meeting of the shareholders of Argosy Minerals Inc (the "Corporation") was held at 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada on Friday, May 26, 2006 at 11:00 a.m.

All of the resolutions put to the meeting were passed as follows:

1.

Election of Directors

It was resolved:

To fix the maximum number of directors on the board at four and to re-elect the following directors who have retired in accordance with paragraph 14.2 of the Corporation’s By-Laws and, being eligible, offered themselves for re-election:

(a)

Peter H. Lloyd,

(b)

Cecil R. Bond,

(c)

John Maloney, and

(d)

Malcolm K. Smartt

2.

Issue of Options

It was resolved:

(a)

To issue to Peter H. Lloyd, no later than one month after the date of this meeting 2,500,000 options for no consideration to acquire fully paid ordinary shares in the Corporation exercisable at A $0.10 in the period May 26, 2006 to May 26, 2011;

(b)

To issue to Cecil R. Bond no later than one month after the date of this meeting 1,250,000 options for no consideration to acquire fully paid ordinary shares in the Corporation exercisable at A $0.10 in the period May 26, 2006 to May 26, 2011;

(c)

To issue to John Maloney, no later than one month after the date of this meeting 1,000,000 options for no consideration to acquire fully paid ordinary shares in the Corporation exercisable at A $0.10 in the period May 26, 2006 to May 26, 2011;

CANADA   20607 Logan Avenue • Langley, B.C., Canada V3A 7R3  • Tel 0011 (604) 530-8436 • Fax 0011 (604) 530-8423

AUSTRALIA   57 Labouchere Rd. • S. Perth, W.A., Australia 6151 • Tel 011 (618) 9474-4234 • Fax 011 (618) 9474 4236

Listed on the Australian Stock Exchange under the symbol AGY

Argosy Minerals Inc. is a limited liability corporation registered under the BC Business Corporations Act.

(d)

To issue to Malcolm Smartt, no later than one month after the date of this meeting 1,000,000 options for no consideration to acquire fully paid ordinary shares in the Corporation exercisable at A $0.10 in the period May 26, 2006 to May 26, 2011;

3.

Appointment of Auditor

It was resolved:

To appoint Horwath Orenstein LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year until the close of the next annual general meeting and to authorize the directors to determine the remuneration to be paid to the auditors.

ON BEHALF OF THE BOARD

Cecil R. Bond, Director

For further information contact:

Peter H. Lloyd

President and CEO

Argosy Minerals Inc.

Level 2, Suite 10, Peninsula Place

57 Labouchere Road, South Perth, WA

Australia, 6151

Telephone:  011-618-9474-4234

Fax:  011-618-9474-4236

Email:  peterlloyd@argosyminerals.com.au

Cecil R. Bond Director Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia, Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net
Visit our website: www.argosyminerals.com.au